O
E
E 02022902
hours per response . . . 12.00

SEC FILE NUMBER

8- 37469

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING
RECEIVED
APR 1 0 2002
WASH D.C.
155
SECTION

4/15/02 FU

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/01 (MM/DD/YY) AND ENDING 01/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Roberts & Ryan Investments Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

57 Post Street, Suite 614
(No. and Street)

San Francisco, CA 94111
(City) (State) (Zip Code)

PROCESSED
APR 1 8 2002
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel W. Roberts (415) 956-2000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bruno & Bruno
(Name — if individual, state last, first, middle name)

391 Taylor Blvd., Suite 105, Pleasant Hill, CA 94523
(Address) (City) (State) Zip Code)

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel W. Roberts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roberts & Ryan Investments Inc., as of January 31, XX2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

THOMAS W. CARTON
COMM. # 1317228
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
COMM. EXP. AUG. 10, 2005

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- __ (m) A copy of the SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRUNO & BRUNO
Certified Public Accountants
391 Taylor Blvd., Suite 105
Pleasant Hill, California 94523
Telephone (925) 676-1960 Fax (925) 676-6339
e-mail: bob@brunoandbruno.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholder of
Roberts and Ryan Investments Inc.

We have audited the accompanying balance sheet of Roberts and Ryan Investments Inc. (a California corporation) as of January 31, 2002 and the related statements of income and retained earnings, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Roberts and Ryan Investments Inc. as of January 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibit A is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

March 21, 2002
Pleasant Hill, California

Bruno & Bruno

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2002

Assets

Cash	$ 90,364
Certificate of deposit	54,080
Receivable from broker-dealers and clearing organizations	34,641
Investments	103,375
Securities owned: marketable at market value	76,140
Prepaid expense	5,885
Deferred taxes	596
Total current assets	365,081
Equipment	
Furniture and equipment	33,735
Less accumulated depreciation	(21,724)
Equipment – net	12,011
Other assets	
Securities owned – not readily marketable at estimated fair value	16,302
Total other assets	16,302
Total assets	$ 393,394

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Balance Sheet
January 31, 2002

Liabilities and Stockholder's Equity

Payable to broker-dealers and clearing organizations	$ 10,905
Accounts payable	4,802
Accrued expenses	20,995
Total current liabilities	36,702
Long-term liabilities:	
Deferred income taxes	501
Total long-term liabilities	501
Total liabilities	37,203
Stockholder's equity	
Capital stock	70,000
Additional paid-in capital	3,850
Retained earnings	282,341
Total stockholder's equity	356,191
Total liabilities and stockholder's equity	$ 393,394

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Income and Retained Earnings
For the Year Ended January 31, 2002

Revenues	
Commissions	$ 346,834
Total revenues	346,834
Expenses	
Advertising	6,700
Automobile	2,771
Commissions	41,250
Computer services	1,623
Depreciation	4,576
Dues and subscriptions	3,037
Insurance	5,191
Legal and accounting	20,962
Miscellaneous	1,824
Office supplies	7,446
Outside service	9,000
Payroll and other taxes	12,827
Pension	13,000
Regulatory fees	2,901
Rent	28,207
Salaries	187,364
Telephone	6,997
Travel and promotion	8,389
Total expense	364,065
Other income (expense)	
Interest	1,859
Loss before income taxes	(15,372)
Income taxes	1,709
Net loss	(13,663)
Beginning retained earnings	296,004
Ending retained earnings	$ 282,341

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended January 31, 2002

	Capital Stock	Additional Paid In Capital	Retained Earnings	Total
Balances at February 1, 2001	$ 70,000	$ 3,850	$ 296,004	$ 369,854
Net loss			(13,663)	(13,663)
Balances at January 31, 2002	$ 70,000	$ 3,850	$ 282,341	$ 356,191

The accompanying notes are an integral part of these financial statements.

Roberts and Ryan Investments Inc.
Statement of Cash Flows
For the Year Ended January 31, 2002

Cash flows from operating activities	
Net loss	$ (13,663)
Adjustments to reconcile net income to net cash provided (used) by operating activities	
Deferred income taxes	(2,509)
Depreciation	4,576
(Increase) decrease in:	
Receivable from broker-dealers and clearing organizations	(5,127)
Securities owned – marketable	51,100
Prepaid expenses	(5,770)
Increase (decrease) in:	
Payable to broker-dealers and clearing organizations	10,905
Accounts payable	(6,275)
Accrued expense	(17,605)
Net cash provided (used) by operating activities	15,632
Cash flows from investing activities:	
Purchase of fixed assets	(1,381)
Increase in investments	(55,957)
Net cash provided (used) by investing activities	(57,338)
Cash flows from financing activities:	
Advance to shareholder	(10,500)
Repayment of advance	10,500
Net cash provided (used) by financing activities	0
Net decrease in cash	(41,706)
Cash balance at beginning of year	132,070
Cash balance at end of year	$ 90,364
Supplementary information	
Cash paid for taxes	$ 2,000

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Organization

The Company was incorporated in the State of California on February 23, 1987, and began operations on June 21, 1987. The Company is a Broker Dealer and is engaged in selling general securities, limited partnership interests, mutual funds and bonds, primarily in Northern California.

Method of Accounting

The financial statements are prepared on the accrual method of accounting.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivable from Broker-Dealers and Clearing Organizations

Commissions receivable are stated at full value, no provision has been made, as all accounts are deemed to be fully collectible. Therefore, no allowance for doubtful accounts was recorded.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation of furniture and equipment is computed on the straight-line method over the estimated useful lives of the assets, which is five years. Total depreciation expense for the year is $4,576.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs for the year ended January 31, 2002 was $6,700.

Note 1 – Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pension

The Company has a pension plan consisting of a Money Purchase Pension Plan and a Profit Sharing Plan. To be eligible the employee must be 21 years of age and have 2 years of service with the Company. The Money Purchase Pension Plan contribution is ten percent (10%) of the eligible employee compensation. The contribution to the Money Purchase Pension Plan for the year amount to $13,000. The Profit Sharing Plan is discretionary and is determined by the Company's Board of Directors. The Board of Directors has determined not to fund the Profit Sharing Plan in the current year. It is the Company's policy to fund the pension costs annually.

FDIC Insurance Limits

The Company had funds in excess of the $100,000 federally insured limits on deposit at financial institutions during the period.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

Note 2 – Income Taxes

The provision for taxes on income consists of the following:

Federal	$ 0
State	800
Deferred	(2,509)
Provision for taxes on income – net	$ (1,709)

At January 31, 2002, the Company had net operating loss carryforwards of approximately $18,500, expiring in the year 2002.

Income taxes are provided on income reported in the financial statements. Deferred taxes are provided in accordance with Financial Accounting Standards No. 109. The total change in deferred income tax balance as of January 31, 2002 was $(2,509)

The Company's deductible temporary and taxable temporary difference consist of the following:

Deductible temporary differences:	
Accrual to cash adjustments,	
vacation accrual, and unused losses.	$ 24,869
Taxable temporary differences:	
Accrual to cash adjustments and depreciation.	$ 22,346

For January 31, 2002, it is reasonably certain that all deductible temporary differences and taxable temporary differences will reverse in future years. Therefore, no valuation allowance is needed. Using the minimum applicable federal and state tax rates each year, the deferred tax assets and liabilities are as follows:

Total deferred tax assets	$ 6,253
Total deferred tax liabilities	(6,158)
Net deferred tax liabilities	$ 95

Note 2 – Income Taxes (continued)

These amounts have been presented in the Company's financial statements as follows:

Current deferred tax assets	$ 596
Long-term deferred tax liability	(501)
	$ 95

Note 3 – Accrued Expenses

Accrued expenses consist of the following:

Pension	$ 13,000
Vacation	5,000
Commissions	2,995
	$ 20,995

Note 4 – Investments

The Company invests in corporate equity and debt securities. Investments consist of stock purchases, U. S. Treasury bills and certificates of deposit. The Company invested in the initial offering in NASDAQ stock, this stock is not publicly traded and is recorded at cost which approximates market value.

	Current Assets	Long-term Assets	Total
NASDAQ stock 1300 shares		$ 16,302	$16,302
Certificate of deposit 3.52% matures 6/13/02	54,080		54,080
U.S. Treasury bill 5.75% matures 11/30/02	103,375		103,375
	$ 157,455	$ 16,302	$173,757

Note 5 – Securities Owned – Marketable at Market Value

Marketable securities owned and not yet sold consist of trading and investment securities at market values, as follows:

55,000 Corporate bonds	$ 35,750
40,000 Municipal bonds	40, 390
	$ 76,140

Note 6 – Office Lease

The Company has entered into an office lease which expires on February 28, 2003, total rent expense for the year amounted to $28,207. The minimum lease payments due over the remaining life of this lease is as follows:

2002	$ 18,710
2003	1,500
	$ 20,210

Note 7 – Related Party Transactions

The Company is the Trustee for the pension plan.

The sole shareholder purchased 300 shares of stock for the Company. The total cost of these shares amounted to $3,300. At January 31, 2002, the shareholder had not been reimbursed and the amount is included in accounts payable.

During the year the Company had advanced $10,500 to the sole shareholder. Prior to year end the shareholder had reimbursed the Company and no amounts were outstanding at January 31, 2002.

Note 8 – Common Stock

At January 31, 2002, 1,000,000 shares of no par stock were authorized and 600,000 shares were issued and outstanding.

Note 9 – Reconciliation of Net Capital Computed to Audited Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (Rule 15c 3-1), which requires the maintenance of minimum net capital and require the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At January 31, 2002, the Company had net capital of $308,616, which was $208,616 in excess of the required net capital of $100,000, the percent of aggregate indebtedness to net capital was .1189%.

Balance computed by respondent as previously reported	$ 329,010
Audit adjustments – net	(20,394)
Audited net capital at January 31, 2002	$ 308,616

Non-allowable assets

Deferred taxes	$ 6,253
Prepaid expenses	5,885
Furniture and equipment (net of accumulated depreciation of $21,724)	12,011
Total non-allowable assets per paragraph (d) of Rule 17a-5	$ 24,149

Summary of significant audit adjustments:

Accrual of pension	$ 13,000
Adjust outstanding receivables from broker-dealers and clearing organization	4,384
Adjust outstanding accounts payable	1,502
Other including increase in non-allowable assets	1,508
	$ 20,394

FINANCIAL AND OPERATION COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/02

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition				$ 356,191.	3480
2.	Deduct ownership equity not allowable for Net Capital [19]				( )	3490
3.	Total ownership equity qualified for Net Capital				356,191.	3500
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
	B. Other (deductions) or allowable credits (List)					3525
5.	Total capital and allowable subordinated liabilities				$ 356,191.	3530
6.	Deductions and/or charges:					
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C) [17]	$ 24,149.	3540			
	B. Secured demand note deficiency		3590			
	C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
	D. Other deductions and/or charges		3610		(24,149.)	3620
7.	Other additions and/or allowable credits (List)					3630
8.	Net capital before haircuts on securities positions [20]				$ 332,042.	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1 (f)):					
	A. Contractual securities commitments	$	3660			
	B. Subordinated securities borrowings		3670			
	C. Trading and investment securities:					
	1. Exempted securities [18]	1,033.	3735			
	2. Debt securities	6,091.	3733			
	3. Options		3730			
	4. Other securities	16,302.	3734			
	D. Undue Concentration		3650			
	E. Other (List)		3736		(23,426.)	3740
10.	Net Capital				$ 308,616.	3750

OMIT PENNIES

3/78

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/02

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,447.	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 100,000.	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 100,000.	3760
14.	Excess net capital (line 10 less 13)	$ 208,616.	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 304,946.	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 36,702.	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
19.	Total aggregate indebtedness			$ 36,702.	3840
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			% 11.89	3850
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)			% 100.	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
24.	Net capital requirement (greater of line 22 or 23)	$	3760
25.	Excess net capital (line 10 less 24)	$	3910
26.	Net capital in excess of: 5% of combined aggregate debit items or $120,000	$	3920

OMIT PENNIES

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Roberts & Ryan Investments Inc. as of 01/31/02

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k) (1)—$2,500 capital category as per Rule 15c3-1		4550
B. (k) (2)(A)—"Special Account for the Exclusive Benefit of customers" maintained		4560
C. (k) (2)(B)—All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm Pershing and Emmett A. Larkin Co., Inc. 4335	X	4570
D. (k) (3)—Exempted by order of the Commission		4580

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
4610	4611	4612	4613	4614	4615
4620	4621	4622	4623	4624	4625
4630	4631	4632	4633	4634	4635
4640	4641	4642	4643	4644	4645
4650	4651	4652	4653	4654	4655
4660	4661	4662	4663	4664	4665
4670	4671	4672	4673	4674	4675
4680	4681	4682	4683	4684	4685
4690	4691	4692	4693	4694	4695
		TOTAL $	4699		

OMIT PENNIES

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

ITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1(c)(2)(iv) Liabilities

3/78

BRUNO & BRUNO
Certified Public Accountants
391 Taylor Blvd., Suite 105
Pleasant Hill, California 94523
Telephone (925) 676-1960 Fax (925) 676-6339
e-mail: bob@brunoandbruno.com

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2002

Board of Directors
Roberts and Ryan Investments Inc.
San Francisco, California

Exhibit A

In planning and performing our audit of the financial statements and supplementary schedules of Roberts and Ryan Investments Inc., for the year ended January 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Roberts and Ryan Investments, Inc.
SEC NUMBER 8-37469
Supplementary Information Required
Compliance and Internal Controls
January 31, 2002

Because of inherent limitations in internal control or the practices procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design or operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material in adequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate at January 31, 2002, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Bruno & Bruno CPA's
Pleasant Hill, California
March 21, 2002

Bruno & Bruno